UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2022

May 16, 2022

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL 050-3613-1179
General meeting of shareholders:	June 29, 2022
Dividend payment date:	June 30, 2022
Securities report issuing date:	June 27, 2022
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2022

(1)	Results of Operations

	( % represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2022	6,075,887	0.8	1,537,649	45.9	1,130,840	45.5
March 31, 2021	6,025,336	(17.5)	1,053,610	(14.7)	777,018	47.1

(*)	Comprehensive income

                March 31, 2022: 797,310 million yen     (39.8) %                 ;         March 31, 2021: 1,324,655 million yen     388.0%

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2022	88.45	88.05	6.7	0.4	25.3
March 31, 2021	60.50	60.25	4.7	0.3	17.5

(Reference) Income from investment in affiliates (Equity method)

                March 31, 2022: 441,595 million yen                                       ;       March 31, 2021: 321,761 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2022	373,731,910	17,988,245	4.6	1,349.52
March 31, 2021	359,473,515	17,716,257	4.7	1,308.12

(Reference) Shareholders’ equity as of     March 31, 2022: 17,023,773 million yen ;     March 31, 2021: 16,802,572 million yen

(*)   “Equity-to-asset ratio” is computed under the formula shown below

              (Total net assets - Non-controlling interests) / Total assets

(3)   Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2022	9,635,443	(2,202,726)	(875,972)	110,763,205
March 31, 2021	34,904,946	(10,140,343)	(436,071)	102,980,711

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2021	—	12.50	—	12.50	25.00	321,836	41.3	2.0
ended March 31, 2022	—	13.50	—	14.50	28.00	357,188	31.7	2.1
ending March 31, 2023 (Forecast)	—	16.00	—	16.00	32.00		40.4

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2023 (Consolidated)

MUFG has set an earnings target of 1,000.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2023. MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

øNotes

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying change in scope of consolidation): No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2022	13,281,995,120 shares
	March 31, 2021	13,581,995,120 shares
(B) Treasury stocks:	March 31, 2022	667,296,084 shares
	March 31, 2021	737,192,810 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2022	12,785,341,295 shares
	Fiscal year ended March 31, 2021	12,843,564,013 shares

*This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure.

*Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
2. Basic Views on Selection of Accounting Standards	3
3. Consolidated Financial Statements and Notes	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
(3) Consolidated Statements of Changes in Net Assets	9
(4) Consolidated Statements of Cash Flows	11
Notes to the Consolidated Financial Statements	13
Notes on Going-Concern Assumption
Changes in Accounting Policies
Changes in Presentation of Financial Information
Additional Information
Segment Information
Per Share Information

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2022”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	May 16, 2022 (Monday)
Explanation for investors and analysts:	May 19, 2022 (Thursday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2022)

Consolidated gross profits for the fiscal year ended March 31, 2022 increased 43.0 billion yen from the previous fiscal year to 3,964.0 billion yen. This was due to an increase in net interest income associated with improvement of lending spread for overseas and domestic corporate and net fees and commissions mainly due to investment product sales at domestic subsidiaries, partially offset by a decrease in net gains on debt securities due to record of losses on sales of foreign bonds during the period of rising interest rate in the United States. General and administrative expenses for the fiscal year ended March 31, 2022 increased 74.6 billion yen from the previous fiscal year to 2,747.2 billion yen. As a result, net operating profits decreased 31.6 billion yen from the previous fiscal year to 1,216.7 billion yen.

Total credit costs for the fiscal year ended March 31, 2022 decreased 184.0 billion yen from the previous fiscal year, mainly due to the reversal of allowance associated with improvement of credit quality of the portfolio and improvement of economic outlook of the United States, and the reversal of allowance for credit losses of held for sale asset associated with the decision to sell all shares of MUFG Union Bank, N.A., partly offset by credit costs of 134.9 billion yen, which is a combination of 35.2 billion yen of Allowance for credit to specific foreign borrowers and 99.6 billion yen of allowance for specific portfolio prepared for broader impact associated with the situation of Russia and Ukraine. Net gains on equity securities increased 202.3 billion yen from the previous fiscal year, mainly due to profit from sales of equity securities. Equity in earnings of equity method investees improved 119.8 billion yen from the previous fiscal year, mostly due to increase in Morgan Stanley profits. As a result, ordinary profits for the fiscal year ended March 31, 2022 increased 484.0 billion yen from the previous fiscal year to 1,537.6 billion yen. Net extraordinary losses for the fiscal year ended March 31, 2022 decreased 36.2 billion yen, mainly due to the net extra ordinary losses resulting from changing the methodology on recognition of impairment loss related to fixed assets allocation of each segment recorded. As a result, profits attributable to owners of parent for the fiscal year ended March 31, 2022 was 1,130.8 billion yen, an increase of 353.8 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2021*	Increase (Decrease)
Gross profits before credit costs for trust accounts	3,964.0	3,920.9	43.0
General and administrative expenses	2,747.2	2,672.5	74.6
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,216.7	1,248.4	(31.6)
Total credit costs	(331.4)	(515.5)	184.0
Net gains (losses) on equity securities	332.6	130.2	202.3
Equity in earnings of equity method investees	441.5	321.7	119.8
Other non-recurring gains (losses)	(121.9)	(131.3)	9.4
Ordinary profits	1,537.6	1,053.6	484.0
Net extraordinary gains (losses)	(47.7)	(11.5)	(36.2)
Total taxes	283.4	185.0	98.3
Profits attributable to non-controlling interests	75.6	79.9	(4.3)
Profits attributable to owners of parent	1,130.8	777.0	353.8

* From FY21, expenses related to credit cards, which were previously recorded as G&A expenses, are recorded as fees and commissions expenses. The amount of retroactive adjustment in FY20 was 76.9 billion yen.

2

Mitsubishi UFJ Financial Group, Inc.

(2)   Analysis of financial condition

Total assets as of March 31, 2022 increased 14,258.3 billion yen from March 31, 2021 to 373,731.9 billion yen, and total net assets as of March 31, 2022 increased 271.9 billion yen from March 31, 2021 to 17,988.2 billion yen. The increase in total net assets was mainly due to an increase of Retained earnings.

With regard to major items of assets, loans and bills discounted as of March 31, 2022 increased 3,243.1 billion yen from March 31, 2021 to 110,426.2 billion yen and securities as of March 31, 2022 increased 2,438.5 billion yen from March 31, 2021 to 79,560.5 billion yen. With regard to major items of liabilities, deposits as of March 31, 2022 increased 3,906.0 billion yen from March 31, 2021 to 215,427.2 billion yen.

2.   Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

3

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2021	As of March 31, 2022
Assets:
Cash and due from banks	102,980,711	110,763,205
Call loans and bills bought	730,506	872,268
Receivables under resale agreements	13,942,910	12,308,310
Receivables under securities borrowing transactions	3,394,376	4,517,952
Monetary claims bought	5,982,876	6,466,822
Trading assets	20,552,367	17,704,455
Money held in trust	1,283,179	1,332,492
Securities	77,122,074	79,560,579
Loans and bills discounted	107,183,069	110,426,224
Foreign exchanges	1,915,010	2,300,859
Other assets	12,406,158	14,050,293
Tangible fixed assets	1,296,402	1,236,012
Buildings	321,965	304,935
Land	664,065	646,197
Lease assets	14,823	11,422
Construction in progress	45,881	33,273
Other tangible fixed assets	249,667	240,183
Intangible fixed assets	1,436,098	1,344,225
Software	571,905	507,629
Goodwill	273,092	271,353
Lease assets	1	1
Other intangible fixed assets	591,097	565,241
Net defined benefit assets	1,210,577	1,374,607
Deferred tax assets	137,988	213,922
Customers’ liabilities for acceptances and guarantees	9,004,749	10,481,838
Allowance for credit losses	(1,105,541)	(1,222,162)

Total assets	359,473,515	373,731,910

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2021	As of March 31, 2022
Liabilities:
Deposits	211,521,257	215,427,299
Negotiable certificates of deposit	8,099,119	10,938,831
Call money and bills sold	2,330,808	2,429,791
Payables under repurchase agreements	24,483,519	27,619,262
Payables under securities lending transactions	836,351	1,072,578
Commercial papers	1,810,350	2,108,531
Trading liabilities	14,002,667	12,397,702
Borrowed money	31,110,465	31,763,332
Foreign exchanges	2,105,245	2,182,400
Short-term bonds payable	1,043,001	1,316,803
Bonds payable	12,908,505	13,257,347
Due to trust accounts	11,208,570	12,811,123
Other liabilities	9,754,731	10,861,695
Reserve for bonuses	118,358	136,724
Reserve for bonuses to directors	1,816	1,866
Reserve for stocks payment	10,915	8,437
Net defined benefit liabilities	88,914	86,355
Reserve for retirement benefits to directors	872	812
Reserve for loyalty award credits	18,312	17,113
Reserve for contingent losses	183,855	232,291
Reserves under special laws	4,642	4,656
Deferred tax liabilities	1,008,650	492,451
Deferred tax liabilities for land revaluation	101,577	94,414
Acceptances and guarantees	9,004,749	10,481,838

Total liabilities	341,757,258	355,743,665

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	977,287	770,277
Retained earnings	11,200,087	11,998,157
Treasury stock	(502,794)	(451,288)

Total shareholders’ equity	13,816,094	14,458,659

Net unrealized gains (losses) on available-for-sale securities	2,583,417	1,615,060
Net deferred gains (losses) on hedging instruments	131,566	(81,145)
Land revaluation excess	149,183	140,628
Foreign currency translation adjustments	9,953	734,588
Remeasurements of defined benefit plans	163,189	193,865
Debt value adjustments of foreign subsidiaries and affiliates	(50,832)	(37,883)

Total accumulated other comprehensive income	2,986,478	2,565,114

Non-controlling interests	913,684	964,471

Total net assets	17,716,257	17,988,245

Total liabilities and net assets	359,473,515	373,731,910

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Ordinary income	6,025,336	6,075,887
Interest income	2,678,691	2,587,445
Interest on loans and bills discounted	1,799,506	1,654,635
Interest and dividends on securities	469,693	546,968
Interest on call loans and bills bought	5,179	4,724
Interest on receivables under resale agreements	70,331	20,461
Interest on receivables under securities borrowing transactions	9,346	3,029
Interest on deposits	55,445	59,072
Other interest income	269,188	298,551
Trust fees	140,449	144,147
Fees and commissions	1,565,535	1,729,100
Trading income	350,065	232,471
Other operating income	653,934	411,301
Other ordinary income	636,661	971,421
Gains on loans written-off	67,224	88,558
Others	569,437	882,862
Ordinary expenses	4,971,726	4,538,237
Interest expenses	773,719	543,957
Interest on deposits	281,715	187,510
Interest on negotiable certificates of deposit	43,808	19,348
Interest on call money and bills sold	844	610
Interest on payables under repurchase agreements	75,314	17,906
Interest on payables under securities lending transactions	3,193	8,440
Interest on commercial papers	10,276	3,289
Interest on borrowed money	32,227	9,974
Interest on short-term bonds payable	100	104
Interest on bonds payable	265,274	264,270
Other interest expenses	60,964	32,501
Fees and commissions	307,778	298,450
Other operating expenses	386,361	298,166
General and administrative expenses	2,709,549	2,746,840
Other ordinary expenses	794,317	650,822
Provision for allowance for credit losses	377,159	225,714
Others	417,157	425,108

Ordinary profits	1,053,610	1,537,649

6

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Extraordinary gains	77,412	159,376
Gains on disposition of fixed assets	31,387	30,226
Gains on change in equity	38,680	64,919
Gains on transfer of businesses	—	31,021
Gains on sales of shares of affiliates	7,344	28,968
Gains on sales of shares of subsidiaries	—	4,240
Extraordinary losses	88,987	207,168
Losses on disposition of fixed assets	14,759	13,363
Losses on impairment of fixed assets	41,240	174,133
Provision for reserve for contingent liabilities from financial instruments transactions	372	14
Losses on change in equity	16,580	19,657
Losses on sales of shares of affiliates	16,033	—

Profits before income taxes	1,042,036	1,489,857

Income taxes-current	229,762	391,634
Income taxes-deferred	(44,694)	(108,224)

Total taxes	185,068	283,410

Profits	856,967	1,206,447

Profits attributable to non—controlling interests	79,949	75,606

Profits attributable to owners of parent	777,018	1,130,840

7

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Profits	856,967	1,206,447
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	486,026	(925,323)
Net deferred gains (losses) on hedging instruments	(56,879)	(217,906)
Land revaluation excess	—	1
Foreign currency translation adjustments	(148,051)	516,390
Remeasurements of defined benefit plans	319,058	32,281
Share of other comprehensive income of associates accounted for using equity method	(132,465)	185,420

Total other comprehensive income	467,688	(409,136)

Comprehensive income	1,324,655	797,310

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,254,959	717,398
Comprehensive income attributable to non-controlling interests	69,696	79,912

8

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2021

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	980,102	10,855,798	(505,518)	13,471,894	2,066,363	189,342
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliate			(120,236)		(120,236)
Restated balance	2,141,513	980,102	10,735,561	(505,518)	13,351,657	2,066,363	189,342
Changes during the period
Cash dividends			(321,837)		(321,837)
Profits attributable to owners of parent			777,018		777,018
Repurchase of treasury stock				(13)	(13)
Disposal of treasury stock		(7)		2,737	2,730
Reversal of land revaluation excess			9,449		9,449
Changes of application of equity method			(104)		(104)
Changes in subsidiaries’equity		(2,807)			(2,807)
Net changes of items other than shareholders’ equity						517,054	(57,775)

Total changes during the period	—	(2,814)	464,526	2,724	464,436	517,054	(57,775)

Balance at the end of the period	2,141,513	977,287	11,200,087	(502,794)	13,816,094	2,583,417	131,566

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	158,633	300,838	(159,766)	(36,470)	2,518,940	59	864,844	16,855,738
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliate							(24,806)	(145,043)
Restated balance	158,633	300,838	(159,766)	(36,470)	2,518,940	59	840,037	16,710,695
Changes during the period
Cash dividends								(321,837)
Profits attributable to owners of parent								777,018
Repurchase of treasury stock								(13)
Disposal of treasury stock								2,730
Reversal of land revaluation excess								9,449
Changes of application of equity method								(104)
Changes in subsidiaries’equity								(2,807)
Net changes of items other than shareholders’ equity	(9,449)	(290,885)	322,955	(14,361)	467,538	(59)	73,646	541,125

Total changes during the period	(9,449)	(290,885)	322,955	(14,361)	467,538	(59)	73,646	1,005,561

Balance at the end of the period	149,183	9,953	163,189	(50,832)	2,986,478	—	913,684	17,716,257

9

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2022

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	977,287	11,200,087	(502,794)	13,816,094	2,583,417	131,566
Cumulative effects of changes in accounting policies			(6,617)		(6,617)
Restated balance	2,141,513	977,287	11,193,470	(502,794)	13,809,476	2,583,417	131,566
Changes during the period
Cash dividends			(334,710)		(334,710)
Profits attributable to owners of parent			1,130,840		1,130,840
Repurchase of treasury stock				(158,529)	(158,529)
Disposal of treasury stock		0		5,579	5,580
Retirement of treasury stock		(204,456)		204,456	—
Reversal of land revaluation excess			8,556		8,556
Changes in subsidiaries’equity		(2,554)			(2,554)
Net changes of items other than shareholders’ equity						(968,357)	(212,712)

Total changes during the period	—	(207,010)	804,687	51,505	649,182	(968,357)	(212,712)

Balance at the end of the period	2,141,513	770,277	11,998,157	(451,288)	14,458,659	1,615,060	(81,145)

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at the beginning of the period	149,183	9,953	163,189	(50,832)	2,986,478	913,684	17,716,257
Cumulative effects of changes in accounting policies						(14)	(6,632)
Restated balance	149,183	9,953	163,189	(50,832)	2,986,478	913,669	17,709,625
Changes during the period
Cash dividends							(334,710)
Profits attributable to owners of parent							1,130,840
Repurchase of treasury stock							(158,529)
Disposal of treasury stock							5,580
Retirement of treasury stock							—
Reversal of land revaluation excess							8,556
Changes in subsidiaries’equity							(2,554)
Net changes of items other than shareholders’ equity	(8,554)	724,635	30,675	12,949	(421,363)	50,801	(370,562)

Total changes during the period	(8,554)	724,635	30,675	12,949	(421,363)	50,801	278,620

Balance at the end of the period	140,628	734,588	193,865	(37,883)	2,565,114	964,471	17,988,245

10

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Cash flows from operating activities:
Profits before income taxes	1,042,036	1,489,857
Depreciation and amortization	338,617	345,199
Impairment losses	41,240	174,133
Amortization of goodwill	16,833	18,051
Equity in losses (gains) of equity method investees	(321,761)	(441,595)
Increase (decrease) in allowance for credit losses	216,270	96,652
Increase (decrease) in reserve for bonuses	8,477	15,217
Increase (decrease) in reserve for bonuses to directors	410	(18)
Increase (decrease) in reserve for stocks payment	(383)	(2,477)
Decrease (increase) in net defined benefit assets	(387,415)	(106,980)
Increase (decrease) in net defined benefit liabilities	2,247	645
Increase (decrease) in reserve for retirement benefits to directors	(185)	(60)
Increase (decrease) in reserve for loyalty award credits	(12,357)	(540)
Increase (decrease) in reserve for contingent losses	(26,234)	47,681
Interest income recognized on statement of income	(2,678,691)	(2,587,445)
Interest expenses recognized on statement of income	773,719	543,957
Losses (gains) on securities	(240,645)	(225,395)
Losses (gains) on money held in trust	56,796	21,347
Foreign exchange losses (gains)	(1,270,550)	(2,788,581)
Losses (gains) on sales of fixed assets	(16,630)	(16,862)
Net decrease (increase) in trading assets	(531,184)	3,575,115
Net increase (decrease) in trading liabilities	52,686	(2,045,592)
Adjustment of unsettled trading accounts	555,568	793,285
Net decrease (increase) in loans and bills discounted	1,092,978	(2,101,763)
Net increase (decrease) in deposits	24,839,332	3,015,798
Net increase (decrease) in negotiable certificates of deposit	327,904	2,822,861
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	6,621,372	573,366
Net decrease (increase) in call loans and bills bought and others	10,364,263	1,110,169
Net decrease (increase) in receivables under securities borrowing transactions	15,787	(977,957)
Net increase (decrease) in call money and bills sold and others	(8,133,589)	2,166,231
Net increase (decrease) in commercial papers	(347,748)	288,342
Net increase (decrease) in payables under securities lending transactions	(214,910)	227,626
Net decrease (increase) in foreign exchanges (assets)	(181,308)	(365,896)
Net increase (decrease) in foreign exchanges (liabilities)	(115,966)	75,450
Net increase (decrease) in short-term bonds payable	80,706	273,801
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(287,095)	917,007
Net increase (decrease) in due to trust accounts	1,409,881	1,602,553
Interest income (cash basis)	2,821,239	2,657,591
Interest expenses (cash basis)	(844,633)	(546,500)
Others	(50,656)	(759,464)

Sub-total	35,016,420	9,884,813

Income taxes	(236,321)	(300,616)
Refund of income taxes	124,847	51,246

Net cash provided by (used in) operating activities	34,904,946	9,635,443

11

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Cash flows from investing activities:
Purchases of securities	(116,742,577)	(97,893,977)
Proceeds from sales of securities	65,188,712	60,280,489
Proceeds from redemption of securities	42,121,240	36,458,516
Payments for increase in money held in trust	(1,241,659)	(1,165,165)
Proceeds from decrease in money held in trust	901,330	1,110,030
Purchases of tangible fixed assets	(133,671)	(101,275)
Purchases of intangible fixed assets	(263,119)	(282,728)
Proceeds from sales of tangible fixed assets	49,226	82,256
Proceeds from sales of intangible fixed assets	8,223	1,277
Payments for transfer of businesses	—	(724,428)
Payments for acquisition of businesses	(520)	—
Proceeds from transfer of businesses	—	33,038
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(23,239)	(1,165)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	—	2,813
Others	(4,289)	(2,409)

Net cash provided by (used in) investing activities	(10,140,343)	(2,202,726)

Cash flows from financing activities:
Proceeds from subordinated borrowings	20,000	—
Repayments of subordinated borrowings	(21,000)	—
Proceeds from issuance of subordinated bonds payable and bonds with warrants	272,742	226,091
Payments for redemption of subordinated bonds payable and bonds with warrants	(381,454)	(789,480)
Proceeds from issuance of common stock to non-controlling shareholders	4,856	3,569
Repayments to non-controlling shareholders	(23)	—
Dividends paid by MUFG	(321,772)	(334,619)
Dividends paid by subsidiaries to non-controlling shareholders	(14,826)	(32,622)
Purchases of treasury stock	(13)	(158,515)
Proceeds from sales of treasury stock	2,143	209,855
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(0)	(250)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	3,275	—

Net cash provided by (used in) financing activities	(436,071)	(875,972)

Effect of foreign exchange rate changes on cash and cash equivalents	316,544	1,228,889

Net increase (decrease) in cash and cash equivalents	24,645,076	7,785,634

Cash and cash equivalents at the beginning of the period	78,335,634	102,980,711

Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	—	(3,109)

Decrease in cash and cash equivalents resulting from absorption via corporate separation	—	(30)

Cash and cash equivalents at the end of the period	102,980,711	110,763,205

12

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

None.

(Changes in Accounting Policies)

  (Accounting Standard for Revenue Recognition)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 29, “Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018), and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ, March 30, 2018), are applied from the beginning of the fiscal year ended March 31, 2022. Under these accounting standards, revenue is recognized in an amount expected to be received in exchange for goods or services when control of promised goods or services is transferred to a customer. A primary change resulting from the application of these accounting standards relates to revenue from annual membership fees recorded as income from the credit card business. Such revenue was previously recognized when received from customers but is currently recognized over the period in which the services are provided.

In accordance with the transitional measures set forth in the proviso in paragraph 84 of the Accounting Standard for Revenue Recognition, the cumulative effect of retroactively applying the new accounting policy to reporting periods prior to the beginning of the fiscal year ended March 31, 2022 was recognized as adjustments to retained earnings at the beginning of the fiscal year ended March 31, 2022, and the new accounting policy is applied from the beginning of the fiscal year ended March 31, 2022 as a change in MUFG’s accounting policies. However, due to application of the method set forth in paragraph 86 of the Accounting Standard for Revenue Recognition, the new accounting policy was not retroactively applied to a contract for which substantially all of the revenue had been recognized in accordance with the previous accounting treatment prior to the beginning of the fiscal year ended March 31, 2022.

As a result, at the beginning of the fiscal year ended March 31, 2022, retained earnings decreased by ¥6,617 million. The impact on each fee and commissions income, ordinary profits, profits before income taxes and per share information for the fiscal year ended March 31, 2022 is not significant.

In accordance with the transitional measures set forth in paragraph 89-3 of the Accounting Standard for Revenue Recognition, information on breakdowns of revenues from contracts with customers for the fiscal year ended March 31, 2021 is not disclosed.

(Changes in Presentation of Financial Information)

From the beginning of the fiscal year ended March 31, 2022, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.

This reflects the change made in the presentation of expenses corresponding to income related to credit cards, which is recorded as fees and commissions income, as a result of a review of fees and commissions income that was conducted in connection with the adoption of ASBJ Statement No. 29, “Accounting Standard for Revenue Recognition” and ASBJ Guidance No. 30, “Implementation Guidance on Accounting Standard for Revenue Recognition” from the beginning of the fiscal year ended March 31, 2022, to disclose financial information in a manner that more closely reflects the actual economic situation.

In order to reflect this change in the presentation of the financial information, the consolidated financial statements for the fiscal year ended March 31, 2021, have been retroactively restated.

As a result, fees and commissions expenses of ¥230,822 million and general and administrative expenses of ¥2,786,505 million previously presented in the consolidated statement of income for the fiscal year ended March 31, 2021 have been restated, resulting in the current presentation of fees and commissions expenses of ¥307,778 million and general and administrative expenses of ¥2,709,549 million.

13

Mitsubishi UFJ Financial Group, Inc.

(Additional Information)

  (Impairment of fixed assets)

In line with the reorganization of MUFG’s business groups, in the fiscal year ended March 31, 2019, MUFG Bank, Ltd. (the “Bank”) reorganized its business units, which constitute its managerial accounting segments, on a consolidated basis. Thereafter, the Bank continued to make modifications to its managerial accounting, focusing on the allocation of operating expenses, with an aim to enhance profit and loss management for each such business unit. In order to improve efficiency and effectiveness in resource management for investments in systems and other fixed assets, which are expected to increase further in importance, the Bank has adopted for each such business unit a decision-making process for budget limit management and investments. In March 2022, the Bank allocated business infrastructure assets to each of its business units in order to establish a framework that facilitates each business unit to manage such assets more autonomously. In connection with these measures, the Bank modified its application of accounting for impairment of fixed assets. Specifically, in addition to conducting impairment test on a business location basis and on a bank-wide basis as previously done, the Bank detailed certain corporate assets, allocated some of such corporate assets to business units and conducted impairment test on a business unit basis. The allocation of such corporate assets to business units was determined based on the utilization ratio for each such asset (considering the number of employees, the number of customers, and the floor area) and other allocation criteria.

As a result of the foregoing, impairment losses were recorded on assets (mainly software and the headquarters building) of the Digital Service Business Unit, the Retail & Commercial Banking Business Unit and the Global Commercial Banking Business Unit of the Bank as the carrying amount of such assets was no longer deemed fully recoverable.

Such impairment losses were ¥127,023 million (including ¥31,500 million on buildings and ¥93,242 million on software) and were included in the total amount of impairment losses reported in the consolidated statement of income.

  (Agreement for the Sale of MUFG Union Bank, and Transfer of Certain Businesses of MUFG Union Bank)

On September 21, 2021, MUFG Americas Holdings Corporation (“MUAH”), a subsidiary of MUFG whose financial statements as of and for the twelve-month period ended December 31, 2021 have been consolidated with MUFG’s financial statements included in this report, entered into a Share Purchase Agreement with U.S. Bancorp (“USB”) to sell all of the shares in MUFG Union Bank, N.A. (“MUB”) held by MUAH. The MUB businesses that will be transferred to USB through the planned transfer of the MUB shares (“Share Transfer”) exclude the GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc. It was decided by a resolution of the Board of Directors of the Bank that such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers), will be transferred to MUFG Bank’s U.S. branches, subsidiaries or affiliates prior to the Share Transfer for consideration to be paid in the form of cash.

I. Business Divestiture

(1) Outline of the business divestiture

(a) Name of the acquiring entity

U.S. Bancorp

(b) Description of the businesses to be divested

Retail and Commercial Banking businesses of MUB

(c) Main objectives of the business divestiture

MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB’s competitiveness.

Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, is the most appropriate decision that is expected to lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States are expected to maximize shareholder value through an increase in capital efficiency.

(d) Date of the business divestiture(*)

Expected to be effective in the first half of calendar year 2022

(e) Legal form of the business divestiture

Transfer of shares for consideration to be paid in the form of cash and shares

14

Mitsubishi UFJ Financial Group, Inc.

(2) Name of the reporting segment in which the businesses to be divested are mainly included

Global Commercial Banking Business Group

II. Transaction under Common Control

(1) Overview and objectives of the business transfer

The GCIB (Global Corporate & Investment Banking) business, the Global Markets business to the extent related to the GCIB business (transactions with clients and investors) that is currently run by MUB, and certain assets and liabilities, etc. that are part of shared middle and back office functions, etc., are expected to be transferred from MUB to the Bank’s U.S. branches, subsidiaries or affiliates prior to the Share Transfer.

The MUFG group will continue to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(2) Overview of the accounting treatment to be applied

The transaction will be treated as a transaction under common control under Accounting Standard Board of Japan (“ASBJ”) Statement No. 21, “Accounting Standard for Business Combinations” (ASBJ, January 16, 2019), and ASBJ Guidance No. 10, “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ, January 16, 2019).

  (Change in the expected date of closing of the sale of MUFG Union Bank shares to U.S. Bancorp)

The Share Transfer was originally expected to be closed in the first half of calendar year 2022, subject to all required regulatory approvals and other conditions precedent. The regulatory approval process remains ongoing and, as a result, the Share Transfer is currently expected to be closed in the second half of calendar year 2022, subject to the remaining conditions precedent.

I. (d) Date of the business divestiture(*)

Expected to be effective in the second half of calendar year 2022

  (Valuation losses of a foreign subsidiary which are expected to be reflected in MUFG’s consolidated financial statements as of and for the first quarter of the fiscal year ending March 31, 2023)

It is currently estimated that, in connection with the Share Transfer, an aggregate of approximately ¥270 billion of valuation losses recognized by MUAH for the quarter ended March 31, 2022 mainly related to securities and loans held for sale subject to valuation primarily in accordance with Accounting Standards Codification (ASC) Topic 326, “Financial Instruments-Credit losses,” and ASC Topic 310, “Receivables,” issued by the FASB will be reflected in Other operating expenses, Other ordinary expenses and other expense items in MUFG’s consolidated financial statements as of and for the quarter ending June 30, 2022.

Any gains on sale of shares in subsidiaries resulting from the Share Transfer will be reflected in MUFG’s consolidated financial statements for the quarterly reporting period which begins immediately after the business divestiture becomes effective.(*)

  (*) The closing of the Share Transfer is subject to the approval of the relevant authorities and other conditions precedent.

15

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information on net revenue and operating profit (loss) for each reporting segment

For the Fiscal Year Ended March 31, 2022

	(in millions of yen)
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	727,040	600,553	620,578	781,422	348,940	527,229	3,605,765	427,030	27,115	4,059,910
Operating expenses	554,665	495,882	319,146	537,992	241,379	288,884	2,437,951	250,024	139,527	2,827,503
Operating profit (loss)	172,374	104,670	301,431	243,430	107,561	238,344	1,167,813	177,006	(112,412)	1,232,407
Fixed assets	140,620	191,676	155,786	1,031	13,285	133,019	635,419	108,360	550,318	1,294,098

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

4.

“Fixed assets” for each reporting segment in the above table represent those related to MUFG Bank, Ltd. (the “Bank”) and Mitsubishi UFJ Trust and Banking Corporation (the “Trust Bank”). Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,286,139 million. With respect to such fixed assets not allocated to reporting segments, related expenses are allocated to each reporting segment on a reasonable basis.

2.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year period

Operating profit	For the fiscal year ended March 31, 2022
Total operating profit of reporting segments	1,232,407
Operating profit of consolidated subsidiaries excluded from reporting segments	(383)
Provision for general allowance for credit losses	65,436
Credit related expenses	(485,479)
Gains on loans written-off	88,558
Net gains on equity securities and other securities	332,629
Equity in earnings of equity method investees	441,595
Others	(137,114)
Ordinary profit in the consolidated statement of income	1,537,649

16

Mitsubishi UFJ Financial Group, Inc.

(Additional Information)

(Information on Impairment losses on fixed assets for each reporting segment)

Starting in the fiscal year ended March 31, 2022, Impairment losses on fixed assets are allocated to reporting segments.

For the Fiscal Year Ended March 31, 2022

	(in millions of yen)
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	72,090	59,332	952	3,694	857	720	137,647	755	3,358	141,761

(Notes)

Impairment losses on fixed assets related to MUFG and its consolidated subsidiaries other than those related to the Bank and the Trust Bank are not allocated to reporting segments. Such unallocated impairment losses for the current fiscal year were ¥32,372 million yen.

17

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2022
Total equity per common share	¥1,349.51
Basic earnings per common share	¥88.44
Diluted earnings per common share	¥88.05

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2022
Basic earnings per common share
Profits attributable to owners of parent	million yen	1,130,840
Profits not attributable to common shareholders	million yen	—
Profits attributable to common shareholders of parent	million yen	1,130,840
Average number of common shares during the period	thousand shares	12,785,341
Diluted earnings per common share
Adjustment to profits attributable to owners of parent	million yen	(5,050)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(5,050)
Increase in common shares	thousand shares	—
Description of antidilutive securities which were not included in the calculation of diluted earnings per share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others - 0 million units as of December 31, 2021

2.	The bases for the calculation of total equity per common share for the period indicated were as follows:

		As of March 31, 2022
Total equity	million yen	17,988,245
Deductions from total equity:	million yen	964,471
Non-controlling interests	million yen	964,471
Total equity attributable to common shares	million yen	17,023,773
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	12,614,699

18

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2022

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ][ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	20

9. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	22

10. Overseas Loans	[ BK Consolidated excl. MUAH, KS, BDI ]*5*6*7	26

11. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	27

12. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	28

13. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	29

14. Retirement Benefits	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	31

(Reference)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	34

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“MUAH” means MUFG Americas Holdings Corporation.
(*6)	“KS” means Bank of Ayudhya Public Company Limited.
(*7)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2022 (A)	March 31, 2021 (B)	(Decrease) (A) - (B)
Gross profits	3,964,051	3,920,956	43,094
Gross profits before credit costs for trust accounts	3,964,002	3,920,956	43,045
Net interest income	2,043,648	1,905,112	138,536
Trust fees	144,147	140,449	3,698
Credit costs for trust accounts (1)	49	(0)	49
Net fees and commissions	1,430,649	1,257,756	172,892
Net trading profits	232,471	350,065	(117,593)
Net other operating profits	113,134	267,573	(154,438)
Net gains (losses) on debt securities	(140,442)	119,061	(259,504)
General and administrative expenses	2,747,227	2,672,533	74,693
Amortization of goodwill	18,051	16,833	1,218
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,234,827	1,265,257	(30,429)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,216,775	1,248,423	(31,648)
Provision for general allowance for credit losses (2)	65,436	(203,867)	269,303
Net operating profits*	1,282,260	1,044,555	237,704
Net non-recurring gains (losses)	255,388	9,054	246,333
Credit costs (3)	(485,479)	(378,886)	(106,592)
Losses on loan write-offs	(157,730)	(188,852)	31,122
Provision for specific allowance for credit losses	(258,640)	(174,259)	(84,381)
Other credit costs	(69,108)	(15,775)	(53,333)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	88,558	67,224	21,334
Net gains (losses) on equity securities	332,629	130,273	202,356
Gains on sales of equity securities	378,040	189,957	188,083
Losses on sales of equity securities	(34,232)	(51,585)	17,352
Losses on write-down of equity securities	(11,178)	(8,099)	(3,079)
Equity in earnings of equity method investees	441,595	321,761	119,833
Other non-recurring gains (losses)	(121,915)	(131,317)	9,401

Ordinary profits	1,537,649	1,053,610	484,038

Net extraordinary gains (losses)	(47,791)	(11,574)	(36,217)
Net gains (losses) on disposition of fixed assets	16,862	16,628	234
Losses on impairment of fixed assets	(174,133)	(41,240)	(132,892)
Net gains (losses) on change in equity	45,262	22,099	23,162
Gains on transfer of businesses	31,021	—	31,021
Net gains (losses) on sales of shares of affiliates	28,968	(8,689)	37,657
Gains on sales of shares of subsidiaries	4,240	—	4,240
Profits before income taxes	1,489,857	1,042,036	447,821
Income taxes-current	391,634	229,762	161,871
Income taxes-deferred	(108,224)	(44,694)	(63,529)
Total taxes	283,410	185,068	98,341
Profits	1,206,447	856,967	349,479
Profits attributable to non-controlling interests	75,606	79,949	(4,343)

Profits attributable to owners of parent	1,130,840	777,018	353,822

Note:

*1.  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  From the beginning of the fiscal year ended March 31, 2022, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses. Accordingly, the financial information for the fiscal year ended March 31, 2021 have been retroactively restated.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(331,435)	(515,530)	184,094

Number of consolidated subsidiaries	252	258	(6)
Number of affiliated companies accounted for under the equity method	53	53	—

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2022 (A)	March 31, 2021 (B)	(Decrease) (A) - (B)
Gross profits	1,876,109	1,882,799	(6,690)
Gross profits before credit costs for trust accounts	1,876,060	1,882,799	(6,739)
Domestic gross profits	1,134,706	975,072	159,634
Net interest income	594,864	570,868	23,996
Trust fees	116,631	113,809	2,821
Credit costs for trust accounts (1)	49	(0)	49
Net fees and commissions	352,131	339,017	13,114
Net trading profits	(12,516)	1,868	(14,384)
Net other operating profits	83,595	(50,490)	134,085
Net gains (losses) on debt securities	37,650	(52,592)	90,242
Non-domestic gross profits	741,402	907,727	(166,324)
Net interest income	562,918	405,483	157,434
Net fees and commissions	187,861	153,515	34,346
Net trading profits	36,943	105,390	(68,447)
Net other operating profits	(46,320)	243,337	(289,657)
Net gains (losses) on debt securities	(189,882)	149,481	(339,364)
General and administrative expenses	1,325,171	1,362,349	(37,178)
Personnel expenses	424,863	445,240	(20,377)
Non-personnel expenses	833,773	834,780	(1,007)
Taxes	66,534	82,328	(15,793)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	550,889	520,449	30,439
Provision for general allowance for credit losses (2)	(1,131)	(90,752)	89,620
Net operating profits	549,806	429,697	120,109
Net non-recurring gains (losses)	72,862	(94,414)	167,276
Credit costs (3)	(248,863)	(141,707)	(107,156)
Reversal of allowance for credit losses (4)	199	8	191
Reversal of reserve for contingent losses included in credit costs (5)	—	95	(95)
Gains on loans written-off (6)	15,862	9,078	6,783
Net gains (losses) on equity securities	321,023	123,057	197,965
Gains on sales of equity securities	365,967	180,515	185,452
Losses on sales of equity securities	(34,252)	(50,947)	16,694
Losses on write-down of equity securities	(10,691)	(6,510)	(4,181)
Other non-recurring gains (losses)	(15,358)	(84,947)	69,588

Ordinary profits	622,668	335,282	287,386

Net extraordinary gains (losses)	(125,864)	(243)	(125,620)
Net gains (losses) on disposition of fixed assets	15,606	17,670	(2,064)
Losses on impairment of fixed assets	(141,761)	(18,306)	(123,455)
Losses on sales of shares of affiliates	—	(1,978)	1,978
Income before income taxes	496,804	335,039	161,765
Income taxes-current	241,069	131,325	109,744
Income taxes-deferred	(92,493)	(37,168)	(55,325)
Total taxes	148,576	94,156	54,419

Net income	348,228	240,882	107,345

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(233,884)	(223,277)	(10,606)
Credit costs for trust accounts	49	(0)	49
Provision for general allowance for credit losses	(933)	(90,509)	89,575
Provision for special allowance for credit losses	(167,246)	(85,316)	(81,929)
Allowance for credit to specific foreign borrowers	(36,803)	(374)	(36,429)
Losses on loans write-offs	(18,113)	(36,039)	17,926
Provision for contingent losses included in credit costs	(20,812)	(5,700)	(15,112)
Gains on loans written-off	15,862	9,078	6,783
Losses on sales of other loans, etc.	(5,886)	(14,414)	8,528
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	703,121	423,560	279,561
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	668,396	438,141	230,254

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2022 (A)	March 31, 2021 (B)	(Decrease) (A) - (B)
Gross profits	2,696,605	2,698,690	(2,084)
Net interest income	1,749,480	1,598,960	150,519
Trust fees	11,981	12,249	(268)
Net fees and commissions	739,697	664,345	75,351
Net trading profits	79,596	163,959	(84,362)
Net other operating profits	115,850	259,176	(143,325)
Net gains (losses) on debt securities	(103,259)	134,431	(237,691)
General and administrative expenses	1,876,124	1,848,548	27,575
Amortization of goodwill	6,550	6,049	500
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	827,031	856,192	(29,160)
Net operating profits before provision for general allowance for credit losses	820,481	850,142	(29,660)
Provision for general allowance for credit losses (1)	64,123	(209,101)	273,225
Net operating profits*	884,605	641,040	243,565
Net non-recurring gains (losses)	(59,766)	(210,152)	150,386
Credit costs (2)	(393,589)	(286,177)	(107,411)
Losses on loan write-offs	(82,069)	(110,545)	28,475
Provision for specific allowance for credit losses	(244,792)	(159,862)	(84,930)
Other credit costs	(66,726)	(15,770)	(50,956)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	64,283	44,649	19,633
Net gains (losses) on equity securities	277,073	86,956	190,116
Gains on sales of equity securities	315,451	131,889	183,562
Losses on sales of equity securities	(28,576)	(38,399)	9,823
Losses on write-down of equity securities	(9,801)	(6,532)	(3,268)
Equity in earnings of equity method investees	25,038	19,130	5,908
Other non-recurring gains (losses)	(32,573)	(74,712)	42,138

Ordinary profits	824,838	430,887	393,951

Net extraordinary gains (losses)	(82,555)	(6,524)	(76,031)
Net gains (losses) on disposition of fixed assets	15,768	16,947	(1,178)
Losses on impairment of fixed assets	(162,686)	(23,472)	(139,214)
Gains on sales of shares of affiliates	28,968	—	28,968
Gains on transfer of businesses	22,702	—	22,702
Gains on change in equity	8,395	—	8,395
Gains on sales of shares of subsidiaries	4,295	—	4,295
Profits before income taxes	742,283	424,362	317,920
Income taxes-current	286,737	178,172	108,565
Income taxes-deferred	(82,449)	(81,769)	(679)
Total taxes	204,288	96,402	107,885
Profits	537,994	327,960	210,034
Profits attributable to non-controlling interests	34,993	20,198	14,795

Profits attributable to owners of parent	503,001	307,761	195,239

Note:

* Netoperating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(265,182)	(450,629)	185,447

Number of consolidated subsidiaries	115	122	(7)
Number of affiliated companies accounted for under the equity method	46	44	2

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2022 (A)	March 31, 2021 (B)	(Decrease) (A) - (B)
Gross profits	1,509,738	1,551,105	(41,366)
Domestic gross profits	848,134	710,312	137,821
Net interest income	551,479	531,982	19,497
Net fees and commissions	243,311	242,348	962
Net trading profits	1,009	3,453	(2,443)
Net other operating profits	52,333	(67,472)	119,806
Net gains (losses) on debt securities	36,938	(64,047)	100,986
Non-domestic gross profits	661,604	840,792	(179,188)
Net interest income	433,495	314,559	118,936
Net fees and commissions	185,870	150,205	35,664
Net trading profits	48,236	104,996	(56,759)
Net other operating profits	(5,997)	271,031	(277,029)
Net gains (losses) on debt securities	(149,035)	180,690	(329,725)
General and administrative expenses	1,135,332	1,163,040	(27,708)
Personnel expenses	363,197	380,442	(17,245)
Non-personnel expenses	712,553	710,069	2,484
Amortization of goodwill	1,583	1,566	16
Taxes	59,581	72,529	(12,947)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	375,989	389,631	(13,641)
Net operating profits before provision for general allowance for credit losses	374,406	388,064	(13,657)
Provision for general allowance for credit losses (1)	(1,131)	(90,752)	89,620
Net operating profits	373,274	297,311	75,963
Net non-recurring gains (losses)	33,782	(95,064)	128,846
Credit costs (2)	(248,736)	(141,702)	(107,034)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	15,841	9,078	6,763
Net gains (losses) on equity securities	270,555	84,019	186,535
Gains on sales of equity securities	308,758	125,788	182,969
Losses on sales of equity securities	(28,394)	(36,885)	8,490
Losses on write-down of equity securities	(9,809)	(4,884)	(4,925)
Other non-recurring gains (losses)	(3,877)	(46,460)	42,582

Ordinary profits	407,057	202,247	204,810

Net extraordinary gains (losses)	(120,858)	3,336	(124,195)
Net gains (losses) on disposition of fixed assets	14,882	17,719	(2,836)
Losses on impairment of fixed assets	(135,697)	(16,754)	(118,943)
Income before income taxes	286,198	205,583	80,614
Income taxes-current	190,928	101,551	89,377
Income taxes-deferred	(93,074)	(40,447)	(52,626)
Total taxes	97,854	61,103	36,750

Net income	188,344	144,479	43,864

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(234,026)	(223,376)	(10,650)
Provision for general allowance for credit losses	(1,131)	(90,752)	89,620
Provision for special allowance for credit losses	(167,247)	(85,082)	(82,165)
Allowance for credit to specific foreign borrowers	(36,803)	(374)	(36,429)
Losses on loans write-off	(18,113)	(36,034)	17,920
Provision for contingent losses included in credit costs	(20,685)	(5,796)	(14,889)
Gains on loans written-off	15,841	9,078	6,763
Losses on sales of other loans, etc.	(5,886)	(14,414)	8,528

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	486,503	271,421	215,081
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	443,081	275,955	167,125

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2022 (A)	March 31, 2021 (B)	(Decrease) (A) - (B)
Gross profits	585,295	519,511	65,783
Gross profits before credit costs for trust accounts	585,246	519,511	65,734
Trust fees	132,557	128,566	3,991
Trust fees before credit costs for trust accounts	132,508	128,566	3,942
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	17,158	21,434	(4,276)
Other trust fees	115,350	107,131	8,218
Credit costs for trust accounts (1)	49	(0)	49
Net interest income	137,165	116,540	20,624
Net fees and commissions	329,845	268,576	61,269
Net trading profits	(20,816)	5,297	(26,114)
Net other operating profits	6,542	529	6,012
Net gains (losses) on debt securities	(39,699)	(19,973)	(19,725)
General and administrative expenses	384,299	365,112	19,187
Amortization of goodwill	11,498	10,780	718
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	212,444	165,179	47,265
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	200,946	154,399	46,546
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	200,995	154,399	46,596
Net non-recurring gains (losses)	37,545	2,995	34,550
Credit costs (3)	(277)	(23)	(253)
Losses on loan write-offs	(18)	(25)	6
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(259)	1	(260)
Reversal of allowance for credit losses (4)	220	66	154
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	34	13	21
Net gains (losses) on equity securities	50,507	39,187	11,320
Gains on sales of equity securities	57,218	54,726	2,492
Losses on sales of equity securities	(5,858)	(14,062)	8,203
Losses on write-down of equity securities	(852)	(1,477)	624
Equity in earnings of equity method investees	1,600	4,577	(2,977)
Other non-recurring gains (losses)	(14,540)	(40,825)	26,284

Ordinary profits	238,541	157,394	81,146

Net extraordinary gains (losses)	(5,792)	6,260	(12,052)
Net gains (losses) on disposition of fixed assets	513	468	45
Losses on impairment of fixed assets	(6,306)	(1,552)	(4,754)
Gains on sales of shares of affiliates	—	7,344	(7,344)
Profits before income taxes	232,748	163,654	69,093
Income taxes-current	69,706	43,333	26,372
Income taxes-deferred	(1,864)	1,986	(3,851)
Total taxes	67,842	45,320	22,521
Profits	164,906	118,334	46,572
Profits attributable to non-controlling interests	561	399	161

Profits attributable to owners of parent	164,345	117,934	46,410

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	27	55	(28)

Number of consolidated subsidiaries	107	105	2
Number of affiliated companies accounted for under the equity method	4	5	(1)

TB Consolidated(combined operating results of TB and transferred entities to Intermediate Holding Company in the United States) To comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company (“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows(the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	202,700	154,114	48,586
Profits attributable to owners of parent	165,527	117,615	47,911
Number of the entities transferred to IHC	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2022 (A)	March 31, 2021 (B)	(Decrease) (A) - (B)
Gross profits	366,370	331,694	34,675
Gross profits before credit costs for trust accounts	366,321	331,694	34,626
Domestic gross profits	286,572	264,760	21,812
Trust fees	116,631	113,809	2,821
Trust fees before credit costs for trust accounts	116,582	113,809	2,772
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	17,158	21,434	(4,276)
Other trust fees	99,424	92,375	7,049
Credit costs for trust accounts (1)	49	(0)	49
Net interest income	43,384	38,885	4,499
Net fees and commissions	108,820	96,668	12,152
Net trading profits	(13,525)	(1,584)	(11,940)
Net other operating profits	31,261	16,981	14,279
Net gains (losses) on debt securities	711	11,455	(10,743)
Non-domestic gross profits	79,798	66,934	12,863
Net interest income	129,423	90,924	38,498
Net fees and commissions	1,990	3,309	(1,318)
Net trading profits	(11,293)	394	(11,687)
Net other operating profits	(40,322)	(27,694)	(12,628)
Net gains (losses) on debt securities	(40,847)	(31,208)	(9,638)
General and administrative expenses	189,838	199,309	(9,470)
Personnel expenses	61,665	64,798	(3,132)
Non-personnel expenses	121,220	124,711	(3,491)
Taxes	6,953	9,799	(2,846)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	176,482	132,385	44,096
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	176,531	132,385	44,146
Net non-recurring gains (losses)	39,079	649	38,430
Credit costs (3)	(127)	(5)	(122)
Reversal of allowance for credit losses (4)	199	8	191
Reversal of reserve for contingent losses included in credit costs (5)	—	95	(95)
Gains on loans written-off (6)	20	0	20
Net gains (losses) on equity securities	50,468	39,038	11,429
Gains on sales of equity securities	57,209	54,726	2,482
Losses on sales of equity securities	(5,858)	(14,062)	8,203
Losses on write-down of equity securities	(882)	(1,625)	743
Other non-recurring gains (losses)	(11,480)	(38,486)	27,006

Ordinary profits	215,611	133,035	82,576

Net extraordinary gains (losses)	(5,005)	(3,579)	(1,425)
Net gains (losses) on disposition of fixed assets	723	(48)	772
Losses on impairment of fixed assets	(6,063)	(1,552)	(4,511)
Losses on sales of shares of affiliates	—	(1,978)	1,978
Income before income taxes	210,606	129,456	81,150
Income taxes-current	50,141	29,773	20,367
Income taxes-deferred	580	3,279	(2,698)
Total taxes	50,721	33,052	17,668

Net income	159,884	96,403	63,481

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	141	98	43
Credit costs for trust accounts	49	(0)	49
Provision for general allowance for credit losses	197	242	(45)
Provision for special allowance for credit losses	1	(234)	236
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	(5)	5
Provision for contingent losses included in credit costs	(127)	95	(223)
Gains on loans written-off	20	0	20
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	216,618	152,138	64,479
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	225,314	162,185	63,129

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2022 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2021 (B)
Total average interest rate on interest-earning assets (a)	0.41	0.00	0.41
Average interest rate on loans and bills discounted (b)	0.74	0.02	0.72
Average interest rate on securities	0.27	0.00	0.27
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.35	(0.05)	0.40
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.09	(0.02)	0.12
Overall interest rate spread (a)-(c)	0.05	0.05	0.00
Interest rate spread (b)-(d)	0.74	0.02	0.72

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.76	0.01	0.74
Interest rate spread (e)-(d)	0.76	0.01	0.74

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2022 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2021 (B)
Total average interest rate on interest-earning assets (a)	0.44	0.05	0.39
Average interest rate on loans and bills discounted (b)	0.37	0.04	0.33
Average interest rate on securities	1.15	(0.05)	1.21
Total average interest rate on interest-bearing liabilities (c)	0.09	0.01	0.08
Average interest rate on deposits and NCD (d)	0.02	(0.00)	0.02
Overall interest rate spread (a)-(c)	0.34	0.04	0.30
Interest rate spread (b)-(d)	0.35	0.04	0.30

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.70	0.06	0.64
Interest rate spread (e)-(d)	0.68	0.06	0.61

BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2022 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2021 (B)
Average interest rate on loans and bills discounted (a)	0.73	0.02	0.70
Average interest rate on deposits and NCD (b)	0.00	(0.00)	0.00
Interest rate spread (a)-(b)	0.73	0.02	0.70

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.76	0.02	0.74
Interest rate spread (c)-(b)	0.76	0.02	0.74

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2022
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,786.1	5,865.3	10,190.2	17,841.7
Receive-floater/pay-fix	529.5	6,055.7	2,942.5	9,527.7
Receive-floater/pay-floater	260.0	—	—	260.0
Receive-fix/pay-fix	—	—	—	—

Total	2,575.6	11,921.1	13,132.7	27,629.5

BK Consolidated
	(in billions of yen)
	As of March 31, 2022
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,562.3	5,482.2	10,064.0	17,108.6
Receive-floater/pay-fix	269.5	4,824.7	1,078.5	6,172.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,831.8	10,306.9	11,142.5	23,281.4

TB Consolidated
	(in billions of yen)
	As of March 31, 2022
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	223.7	293.6	100.9	618.4
Receive-floater/pay-fix	252.5	1,220.6	1,849.6	3,322.8
Receive-floater/pay-floater	260.0	—	—	260.0
Receive-fix/pay-fix	—	—	—	—

Total	736.3	1,514.3	1,950.6	4,201.3

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2022				As of March 31, 2021
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	4,595,108	14,236	29,136	14,899	3,903,764	35,380	50,465	15,085
Domestic bonds	1,983,383	8,946	13,695	4,748	1,100,447	23,032	23,032	—
Government bonds	1,748,029	10,167	13,689	3,521	1,100,447	23,032	23,032	—
Municipal bonds	175,071	(1,111)	4	1,115	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	60,283	(110)	1	111	—	—	—	—
Other	2,611,724	5,290	15,441	10,151	2,803,317	12,347	27,432	15,085
Foreign bonds	234,652	(8,728)	49	8,777	756,657	22,902	25,711	2,808
Other	2,377,072	14,019	15,392	1,373	2,046,659	(10,555)	1,721	12,277

	(in millions of yen)
	As of March 31, 2022				As of March 31, 2021
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	74,909,679	2,391,884	3,617,882	1,225,998	73,892,007	3,749,919	4,227,901	477,981
Domestic equity securities	4,613,704	2,914,100	2,960,076	45,975	5,216,386	3,350,537	3,390,250	39,712
Domestic bonds	40,433,641	(61,811)	87,345	149,157	40,552,270	122,506	167,887	45,381
Government bonds	31,411,854	(55,402)	64,264	119,666	32,344,709	86,944	123,397	36,452
Municipal bonds	4,146,145	(8,315)	6,671	14,987	3,731,515	12,310	15,124	2,814
Short-term corporate bonds	1,010,637	29	48	18	564,097	26	31	4
Corporate bonds	3,865,004	1,876	16,361	14,485	3,911,947	23,225	29,334	6,109
Other	29,862,332	(460,404)	570,460	1,030,865	28,123,350	276,874	669,762	392,888
Foreign equity securities	218,599	27,791	49,635	21,844	86,025	21,102	21,104	1
Foreign bonds	22,030,527	(852,866)	76,676	929,542	21,236,699	103,001	377,998	274,996
Other	7,613,205	364,670	444,148	79,478	6,800,625	152,770	270,659	117,889

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2022				As of March 31, 2021
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	22,545,812	9,629,952	6,249,021	3,992,239	23,813,598	6,929,239	6,909,513	4,000,366
Government bonds	21,026,975	6,019,462	3,549,886	2,563,559	22,879,850	4,097,191	3,880,019	2,588,095
Municipal bonds	154,954	2,033,951	2,132,310	—	69,592	1,390,238	2,271,684	—
Short-term corporate bonds	1,010,637	—	—	—	564,097	—	—	—
Corporate bonds	353,245	1,576,538	566,824	1,428,679	300,057	1,441,808	757,809	1,412,271
Other	3,864,253	6,519,765	7,914,092	10,070,686	3,260,028	8,703,402	6,630,163	9,452,219
Foreign equity securities	8,664	23,807	—	—	—	—	—	—
Foreign bonds	2,566,945	5,181,663	6,068,331	8,448,239	2,549,349	7,085,913	5,290,960	7,067,133
Other	1,288,643	1,314,294	1,845,760	1,622,446	710,678	1,617,489	1,339,203	2,385,086
Total	26,410,066	16,149,717	14,163,113	14,062,925	27,073,626	15,632,642	13,539,677	13,452,586

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2021				As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	2,728,406	297	15,131	14,833	1,785,106	14,751	23,032	8,281
Stocks of subsidiaries and affiliates	625,594	535,950	537,751	1,800	625,594	527,522	527,966	443

	(in millions of yen)
	As of March 31, 2022				As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	55,874,928	1,904,848	2,746,330	841,482	57,463,835	2,711,253	3,055,469	344,216
Domestic equity securities	3,855,125	2,380,640	2,418,512	37,872	4,320,383	2,703,898	2,739,050	35,151
Domestic bonds	37,547,364	(42,152)	85,177	127,330	38,401,935	119,605	157,408	37,803
Other	14,472,439	(433,638)	242,640	676,279	14,741,516	(112,250)	159,010	271,261
Foreign equity securities	165,955	18,877	40,706	21,829	61,701	14,126	14,128	1
Foreign bonds	9,852,226	(581,375)	5,121	586,497	11,001,832	(179,648)	28,372	208,020
Other	4,454,257	128,859	196,812	67,953	3,677,982	53,270	116,509	63,238
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2022				As of March 31, 2021
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	21,487,517	9,420,731	5,355,684	3,266,814	22,940,204	6,720,882	6,606,103	3,235,193
Government bonds	20,987,225	5,953,200	2,828,608	1,960,988	22,571,678	3,986,589	3,629,529	1,928,989
Municipal bonds	154,954	1,980,386	1,987,686	—	69,592	1,381,708	2,254,941	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	345,337	1,487,145	539,389	1,305,825	298,932	1,352,583	721,632	1,306,203
Other	2,832,704	2,237,751	3,226,076	5,019,375	2,293,657	5,147,155	2,187,294	4,439,400
Foreign equity securities	—	12,204	—	—	—	—	—	—
Foreign bonds	1,663,915	1,324,385	2,529,851	4,568,726	1,766,311	3,859,156	1,647,742	3,728,622
Other	1,168,788	901,161	696,224	450,648	527,345	1,287,999	539,551	710,778
Total	24,320,221	11,658,483	8,581,760	8,286,190	25,233,861	11,868,037	8,793,397	7,674,593

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2022				As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being heldto maturity	1,770,646	10,587	10,653	66	1,259,698	(1,968)	1,705	3,673
Stocks of subsidiaries and affiliates	68,203	4,512	4,722	210	67,814	2,389	2,760	371

	(in millions of yen)
	As of March 31, 2022				As of March 31, 2021
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	12,685,391	471,160	758,386	287,225	11,016,988	853,279	974,526	121,247
Domestic equity securities	790,399	477,909	488,348	10,439	939,291	595,246	603,069	7,823
Domestic bonds	2,852,749	(19,783)	2,166	21,950	2,136,137	2,797	10,478	7,680
Other	9,042,242	13,035	267,870	254,835	7,941,559	255,235	360,979	105,743
Foreign equity securities	63	46	46	—	56	41	41	—
Foreign bonds	6,631,313	(211,307)	32,230	243,537	6,262,308	166,399	218,733	52,333
Other	2,410,865	224,295	235,593	11,298	1,679,194	88,794	142,204	53,409
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2022				As of March 31, 2021
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,032,852	203,174	891,297	725,424	861,637	205,915	303,410	765,173
Government bonds	14,307	60,216	721,277	602,570	286,457	110,602	250,490	659,105
Municipal bonds	—	53,565	144,623	—	—	8,530	16,743	—
Short-term corporate bonds	1,010,637	—	—	—	564,097	—	—	—
Corporate bonds	7,908	89,392	25,396	122,854	11,082	86,782	36,176	106,068
Other	305,151	2,114,693	3,214,312	3,112,766	213,530	1,784,299	2,915,787	2,885,206
Foreign equity securities	—	—	—	—	—	—	—	—
Foreign bonds	304,884	1,934,510	3,145,175	3,017,388	209,512	1,672,427	2,824,901	2,815,165
Other	266	180,182	69,136	95,378	4,018	111,871	90,886	70,040
Total	1,338,004	2,317,867	4,105,610	3,838,191	1,075,168	1,990,214	3,219,197	3,650,379

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2022 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2021 (B)
ROE	7.79	2.16	5.63

Note:

ROE is computed as follows:

Profits attributable to owners of parent	× 100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of March 31, 2022 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)	As of September 30, 2021
(1) Total capital ratio (4)/(7)	14.29%	(2.02)%	16.31%	17.14%
(2) Tier 1 capital ratio (5)/(7)	12.38%	(1.57)%	13.96%	14.96%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.06%	(1.26)%	12.33%	13.29%
(4) Total capital	17,858.6	(810.8)	18,669.5	19,232.7
(5) Tier 1 capital	15,476.2	(506.4)	15,982.7	16,789.6
(6) Common Equity Tier 1 capital	13,823.9	(289.8)	14,113.7	14,917.0
(7) Risk weighted assets	124,914.2	10,494.8	114,419.3	112,191.7
(8) Required Capital (7)×8%	9,993.1	839.5	9,153.5	8,975.3

BK Consolidated	(in billions of yen)
	As of March 31, 2022 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)	As of September 30, 2021
(1) Total capital ratio (4)/(7)	12.94%	(2.10)%	15.04%	15.81%
(2) Tier 1 capital ratio (5)/(7)	11.11%	(1.64)%	12.76%	13.69%
(3) Common Equity Tier 1 capital ratio (6)/(7)	9.86%	(1.30)%	11.17%	12.05%
(4) Total capital	14,076.8	(553.5)	14,630.4	14,915.9
(5) Tier 1 capital	12,092.1	(319.1)	12,411.3	12,920.8
(6) Common Equity Tier 1 capital	10,728.5	(136.7)	10,865.3	11,374.1
(7) Risk weighted assets	108,752.8	11,513.4	97,239.3	94,314.1
(8) Required Capital (7)×8%	8,700.2	921.0	7,779.1	7,545.1

TB Consolidated	(in billions of yen)
	As of March 31, 2022 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)	As of September 30, 2021
(1) Total capital ratio (4)/(7)	20.78%	(1.68)%	22.47%	23.25%
(2) Tier 1 capital ratio (5)/(7)	19.03%	(0.99)%	20.02%	21.06%
(3) Common Equity Tier 1 capital ratio (6)/(7)	17.31%	(0.67)%	17.99%	19.03%
(4) Total capital	1,969.2	(130.3)	2,099.6	2,175.0
(5) Tier 1 capital	1,803.3	(67.6)	1,870.9	1,970.3
(6) Common Equity Tier 1 capital	1,640.4	(40.6)	1,681.1	1,780.4
(7) Risk weighted assets	9,475.9	131.8	9,344.0	9,352.0
(8) Required Capital (7)×8%	758.0	10.5	747.5	748.1

BK Non-consolidated	(in billions of yen)
	As of March 31, 2022 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)	As of September 30, 2021
(1) Total capital ratio (4)/(7)	11.91%	(2.68)%	14.60%	15.32%
(2) Tier 1 capital ratio (5)/(7)	10.20%	(2.21)%	12.42%	13.31%
(3) Common Equity Tier 1 capital ratio (6)/(7)	8.81%	(1.84)%	10.66%	11.47%
(4) Total capital	11,167.5	(1,191.9)	12,359.4	12,341.7
(5) Tier 1 capital	9,565.7	(946.6)	10,512.4	10,723.4
(6) Common Equity Tier 1 capital	8,261.6	(763.6)	9,025.2	9,236.3
(7) Risk weighted assets	93,729.3	9,096.4	84,632.8	80,521.8
(8) Required Capital (7)×8%	7,498.3	727.7	6,770.6	6,441.7

TB Non-consolidated	(in billions of yen)
	As of March 31, 2022 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)	As of September 30, 2021
(1) Total capital ratio (4)/(7)	19.97%	(1.93)%	21.91%	22.48%
(2) Tier 1 capital ratio (5)/(7)	18.42%	(1.31)%	19.73%	20.54%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.89%	(1.03)%	17.92%	18.73%
(4) Total capital	2,122.8	(171.8)	2,294.6	2,360.7
(5) Tier 1 capital	1,957.3	(109.1)	2,066.4	2,156.5
(6) Common Equity Tier 1 capital	1,794.8	(82.1)	1,876.9	1,967.0
(7) Risk weighted assets	10,625.3	155.7	10,469.5	10,497.1
(8) Required Capital (7)×8%	850.0	12.4	837.5	839.7

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Bankrupt or De facto Bankrupt	252,148	289,615	(37,467)
Doubtful	799,214	627,797	171,417
Special Attention	420,453	446,504	(26,050)
Accruing loans contractually past due 3 months or more	12,104	23,657	(11,552)
Restructured loans	408,348	422,846	(14,497)
Subtotal (A)	1,471,816	1,363,917	107,899

Normal (B)	122,326,614	117,264,113	5,062,500
Total loans (C=A+B)	123,798,430	118,628,030	5,170,399

Non-performing loans ratio (A)/(C)	1.18%	1.14%	0.03%

Write-offs	246,542	298,281	(51,738)

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” as of March 31, 2022 are disclosed herein in accordance with such definitions. The information as of March 31, 2021 has been retroactively restated based on the revised definitions.

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2022	Coverage ratio (D)/(A)	As of March 31, 2021	Coverage ratio (D)/(A)	Increase (Decrease)	Coverage ratio (D)/(A)
Allowance for credit losses (D)	1,222,162	83.03%	1,105,541	81.05%	116,620	1.98%
General allowance for credit losses	736,701		804,942		(68,240)
Specific allowance for credit losses	448,107		300,049		148,057
Allowance for credit to specific foreign borrowers	37,353		549		36,804

(3) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Domestic	866,668	692,580	174,088
Overseas	605,147	671,336	(66,189)
Asia	302,941	305,836	(2,895)
Indonesia	40,628	53,343	(12,715)
Singapore	39,672	44,116	(4,444)
Thailand	164,128	156,875	7,253
Hong Kong	—	832	(832)
Other	58,512	50,668	7,843
Americas	178,132	226,740	(48,607)
Europe, Middle East and Other	124,073	138,759	(14,685)

Total	1,471,816	1,363,917	107,899

Classified by Industry	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Domestic	866,668	692,580	174,088
Manufacturing	258,373	111,509	146,864
Construction	7,942	7,940	2
Wholesale and retail	128,476	107,860	20,615
Finance and insurance	7,546	4,541	3,004
Real estate, goods rental and leasing	43,774	52,102	(8,328)
Services	134,754	84,154	50,599
Other industries	18,285	19,277	(991)
Consumer	267,515	305,194	(37,678)
Overseas	605,147	671,336	(66,189)
Financial institutions	10,394	10,914	(520)
Commercial and industrial	479,990	549,132	(69,141)
Other	114,762	111,289	3,473

Total	1,471,816	1,363,917	107,899

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Bankrupt or De facto Bankrupt	105,939	147,818	(41,879)
Doubtful	602,884	416,668	186,215
Special Attention	282,145	293,879	(11,734)
Accruing loans contractually past due 3 months or more	5,601	14,246	(8,645)
Restructured loans	276,544	279,632	(3,088)
Subtotal (A)	990,968	858,366	132,602

Normal(B)	102,429,934	99,534,250	2,895,683
Total loans (C=A+B)	103,420,902	100,392,617	3,028,285

Non-performing loans ratio (A)/(C)	0.95%	0.85%	0.10%

Write-offs	206,093	250,687	(44,593)

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” as of March 31, 2022 are disclosed herein in accordance with such definitions.

The information as of March 31, 2021 has been retroactively restated based on the revised definitions.

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2022	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2021	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	762,202	76.91%	682,952	79.56%	79,249	(2.64)%
Allowance for credit losses(D)	357,001		211,330		145,670
Collateral, guarantees, etc.(E)	405,201		471,622		(66,420)

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	105,939		11,885		94,053		—		100.00%
	[147,818	]	[20,058	]	[127,759	]	[—	]	[100.00	%]
Doubtful	602,884		275,683		223,749		—		82.84%
	[416,668	]	[121,299	]	[212,592	]	[—	]	[80.13	%]
Special Attention	282,145		69,432		87,397		—		55.58%
	[293,879	]	[69,971	]	[131,270	]	[—	]	[68.47	%]
Total	990,968		357,001		405,201		—		76.91%
	[858,366	]	[211,330	]	[471,622	]	[—	]	[79.56	%]

Note: The upper figures are as of March 31, 2022. The lower figures in brackets are as of March 31, 2021.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Domestic	689,877	514,667	175,210
Overseas	301,091	343,699	(42,607)
Asia	100,863	101,889	(1,025)
Indonesia	2,823	6,350	(3,527)
Singapore	39,672	44,116	(4,444)
Thailand	—	—	—
Hong Kong	—	832	(832)
Other	58,368	50,590	7,778
Americas	96,239	124,766	(28,526)
Europe, Middle East and Other	103,987	117,043	(13,056)

Total	990,968	858,366	132,602

Classified by Industry	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Domestic	689,877	514,667	175,210
Manufacturing	257,609	110,710	146,898
Construction	7,893	7,857	36
Wholesale and retail	127,043	106,348	20,695
Finance and insurance	7,524	4,518	3,005
Real estate	29,981	27,996	1,984
Goods rental and leasing	13,772	24,025	(10,252)
Services	134,708	84,135	50,573
Other industries	18,041	19,126	(1,085)
Consumer	93,301	129,947	(36,645)
Overseas	301,091	343,699	(42,607)
Financial institutions	—	2,820	(2,820)
Commercial and industrial	300,913	340,659	(39,745)
Other	177	219	(42)

Total	990,968	858,366	132,602

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Bankrupt or De facto Bankrupt	105,796	147,768	(41,971)
Doubtful	601,264	414,688	186,576
Special Attention	282,145	293,879	(11,734)
Accruing loans contractually past due 3 months or more	5,601	14,246	(8,645)
Restructured loans	276,544	279,632	(3,088)
Subtotal (A)	989,206	856,336	132,869

Normal(B)	99,472,730	96,093,176	3,379,553
Total loans (C=A+B)	100,461,936	96,949,512	3,512,423

Non-performing loans ratio (A)/(C)	0.98%	0.88%	0.10%

Write-offs	206,061	250,633	(44,572)

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” as of March 31, 2022 are disclosed herein in accordance with such definitions.

The information as of March 31, 2021 has been retroactively restated based on the revised definitions.

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2022	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2021	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	760,440	76.87%	680,922	79.51%	79,517	(2.64)%
Allowance for credit losses(D)	357,001		211,330		145,670
Collateral, guarantees, etc.(E)	403,438		469,591		(66,153)

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	105,796		11,885		93,911		100.00%		100.00%
	[147,768	]	[20,058	]	[127,709	]	[100.00	%]	[100.00	%]
Doubtful	601,264		275,683		222,129		72.71%		82.79%
	[414,688	]	[121,299	]	[210,611	]	[59.43	%]	[80.03	%]
Special Attention	282,145		69,432		87,397		35.65%		55.58%
	[293,879	]	[69,971	]	[131,270	]	[43.03	%]	[68.47	%]
Total	989,206		357,001		403,438		60.94%		76.87%
	[856,336	]	[211,330	]	[469,591	]	[54.64	%]	[79.51	%]

Note: The upper figures are as of March 31, 2022. The lower figures in brackets are as of March 31, 2021.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Domestic	688,114	512,636	175,477
Overseas	301,091	343,699	(42,607)
Asia	100,863	101,889	(1,025)
Indonesia	2,823	6,350	(3,527)
Singapore	39,672	44,116	(4,444)
Thailand	—	—	—
Hong Kong	—	832	(832)
Other	58,368	50,590	7,778
Americas	96,239	124,766	(28,526)
Europe, Middle East and Other	103,987	117,043	(13,056)

Total	989,206	856,336	132,869

Classified by Industry	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Domestic	688,114	512,636	175,477
Manufacturing	257,609	110,710	146,898
Construction	7,893	7,857	36
Wholesale and retail	127,043	106,348	20,695
Finance and insurance	7,524	4,518	3,005
Real estate	29,971	27,985	1,986
Goods rental and leasing	13,772	24,025	(10,252)
Services	134,708	84,135	50,573
Other industries	18,041	19,126	(1,085)
Consumer	91,548	127,927	(36,378)
Overseas	301,091	343,699	(42,607)
Financial institutions	—	2,820	(2,820)
Commercial and industrial	300,913	340,659	(39,745)
Other	177	219	(42)

Total	989,206	856,336	132,869

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Bankrupt or De facto Bankrupt	142	50	92
Doubtful	1,618	1,978	(359)
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	1,761	2,028	(267)

Normal(B)	2,952,474	3,435,024	(482,549)
Total loans (C=A+B)	2,954,236	3,437,052	(482,816)

Non-performing loans ratio (A)/(C)	0.05%	0.05%	0.00%

Write-offs	32	53	(20)

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” as of March 31, 2022 are disclosed herein in accordance with such definitions.

The information as of March 31, 2021 has been retroactively restated based on the revised definitions.

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2022	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2021	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	1,761	100.00%	2,028	100.00%	(267)	—
Allowance for credit losses(D)	—		—		—
Collateral, guarantees, etc.(E)	1,761		2,028		(267)

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	142		—		142		—		100.00%
	[50	]	[—	]	[ 50	]	[—	]	[100.00	%]
Doubtful	1,618		—		1,618		—		100.00%
	[1,978	]	[—	]	[1,978	]	[—	]	[100.00	%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	1,761		—		1,761		—		100.00%
	[2,028	]	[—	]	[2,028	]	[—	]	[100.00	%]

Note: The upper figures are as of March 31, 2022. The lower figures in brackets are as of March 31, 2021.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Domestic	1,761	2,028	(267)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	1,761	2,028	(267)

Classified by Industry	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Domestic	1,761	2,028	(267)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	9	10	(1)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	1,751	2,017	(265)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	1,761	2,028	(267)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Bankrupt or De facto Bankrupt	—	—	—
Doubtful	1	2	(0)
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	1	2	(0)

Normal(B)	4,728	6,049	(1,320)
Total loans (C=A+B)	4,730	6,051	(1,321)

Non-performing loans ratio (A)/(C)	0.03%	0.03%	(0.00)%

Write-offs	—	—	—

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” as of March 31, 2022 are disclosed herein in accordance with such definitions.

The information as of March 31, 2021 has been retroactively restated based on the revised definitions.

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2022	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2021	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	1	100.00%	2	100.00%	(0)	—
Allowance for credit losses(D)	—		—		—
Collateral, guarantees, etc.(E)	1		2		(0)

(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Doubtful	1		—		1		—		100.00%
	[ 2	]	[—	]	[ 2	]	[—	]	[ 100.00	%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	1		—		1		—		100.00%
	[ 2	]	[—	]	[ 2	]	[—	]	[ 100.00	%]

Note: The upper figures are as of March 31, 2022. The lower figures in brackets are as of March 31, 2021.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Industry	(in millions of yen)
	As of March 31, 2022	As of March 31, 2021	Increase (Decrease)
Domestic	1	2	(0)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	1	2	(0)

Total	1	2	(0)

Mitsubishi UFJ Financial Group, Inc.

Overview of Self-Assessment, Status of Coverage, and Loans to Be Disclosed under the Banking Act and the FRA

BK and TB Combined

(in billions of yen)

Self-Assessment					Allowance Coverage ratio for unsecured portion	Loans to Be Disclosed under the Banking Act and the FRA (*1)
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[94.0]		[11.2]	[0.5] (*2)	100.00%	i) Bankrupt or De facto Bankrupt [105.9]
Substantially Bankrupt Borrowers

Potentially Bankrupt Borrowers	[223.7]		[379.1]		72.71%	ii) Doubtful [602.8]

Borrowers Requiring Caution (Special Attention Borrowers)	[282.1]				35.65%	iii) Special Attention [282.1]
						Accruing loans contractually past due 3 months or more [5.6]
						Restructured loans [276.5]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [102,425.2]
Normal Borrowers

						Non-Performing Loans

						i) + ii) + iii)
						990.9

						Loans to Be Disclosed under the Banking Act and the FRA

						i) + ii) + iii) + iv)
						103,416.1

(*1)

The definitions relating to “risk-monitored loans” previously disclosed under the Banking Act have been revised to make them consist with the definitions relating to “non-performing loans” to be disclosed under the FRA.

Accordingly, the “Loans to Be Disclosed under the Banking Act and the FRA” as of March 31, 2022 are disclosed herein in accordance with such definitions.

(*2)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

8. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021 (A)	As of March 31, 2022 (B)	(B) - (A)
Assets newly categorized during fiscal 2018	178,183	27,831	20,519	13,826	(6,692)
Assets newly categorized during fiscal 2019		196,249	107,696	60,536	(47,159)
Assets newly categorized during fiscal 2020			274,842	182,845	(91,996)
Assets newly categorized during fiscal 2021				321,978

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2022
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	5,478
Reconstructive treatment	29,365
Upgrade due to reconstructive treatment	7,111
Loan sold to secondary market	4,986
Write-offs	22,477
Others	107,953
Collection / Repayment	69,453
Upgrade	38,499

Total	177,374	45,789	131,584

Amount in process for disposition	101,586

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021 (A)	As of March 31, 2022 (B)	(B) - (A)
Assets newly categorized during fiscal 2018	1,067	381	80	51	(28)
Assets newly categorized during fiscal 2019		841	359	138	(220)
Assets newly categorized during fiscal 2020			706	272	(434)
Assets newly categorized during fiscal 2021				635

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2022
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	—
Others	1,093
Collection / Repayment	360
Upgrade	733

Total	1,093	19	1,074

Amount in process for disposition	198

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

9.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Domestic offices (excluding loans booked at offshore markets)	69,159,490	(116,946)	69,276,436
Manufacturing	11,418,456	(593,122)	12,011,578
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	183,260	10,953	172,307
Construction	727,522	(4,960)	732,482
Utilities	2,274,838	167,444	2,107,394
Communication and information services	1,209,481	13,677	1,195,804
Transport and postal activities	2,299,999	(164,912)	2,464,911
Wholesale and retail	6,801,725	126,443	6,675,282
Finance and insurance	8,929,705	137,858	8,791,847
Real estate	9,303,121	363,957	8,939,164
Goods rental and leasing	2,179,558	(4,843)	2,184,401
Services	2,961,506	(145,746)	3,107,252
Municipal government	1,397,368	251,113	1,146,255
Other industries (including loans to the Japanese government)	19,472,945	(274,810)	19,747,755
Overseas offices and loans booked at offshore markets	25,118,069	2,244,227	22,873,842

Total	94,277,559	2,127,280	92,150,278

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Total domestic consumer loans	15,762,755	65,720	15,697,035
Housing loans	15,071,003	87,387	14,983,615
Residential purpose	13,301,666	145,925	13,155,741
Other	691,752	(21,667)	713,419
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Outstanding amount	40,470,470	792,316	39,678,154
% to total domestic loans	58.51%	1.24%	57.27%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Domestic offices (excluding loans booked at offshore markets)	65,903,041	(132,231)	66,035,273
Manufacturing	11,417,056	(593,122)	12,010,178
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	183,260	10,953	172,307
Construction	727,522	(4,960)	732,482
Utilities	2,224,838	162,444	2,062,394
Communication and information services	1,199,525	13,688	1,185,837
Transport and postal activities	2,279,999	(164,912)	2,444,911
Wholesale and retail	6,801,725	126,443	6,675,282
Finance and insurance	7,828,807	(109,888)	7,938,695
Real estate	9,301,484	364,801	8,936,683
Goods rental and leasing	2,179,558	(4,843)	2,184,401
Services	2,931,440	(174,817)	3,106,257
Municipal government	1,397,047	251,142	1,145,905
Other industries (including loans to the Japanese government)	17,430,780	(9,161)	17,439,941
Overseas offices and loans booked at offshore markets	24,518,193	2,106,429	22,411,763

Total	90,421,234	1,974,198	88,447,036

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Total domestic consumer loans	14,962,292	157,182	14,805,109
Housing loans	14,271,845	178,405	14,093,440
Residential purpose	12,503,035	236,663	12,266,372
Other	690,446	(21,223)	711,669
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Outstanding amount	39,135,616	943,620	38,191,996
% to total domestic loans	59.38%	1.54%	57.83%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Domestic offices (excluding loans booked at offshore markets)	2,136,030	(691,698)	2,827,728
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	5,000	5,000	—
Communication and information services	9,956	(11)	9,967
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	363,958	(429,283)	793,241
Real estate	705	(187)	892
Goods rental and leasing	—	—	—
Services	30,066	29,071	995
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	1,726,343	(296,288)	2,022,631
Overseas offices and loans booked at offshore markets	599,876	137,797	462,078

Total	2,735,906	(553,900)	3,289,807

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Total domestic consumer loans	796,980	(90,737)	887,718
Housing loans	795,675	(90,295)	885,970
Residential purpose	795,170	(90,145)	885,316
Other	1,304	(442)	1,747
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Outstanding amount	1,069,511	(159,293)	1,228,804
% to total domestic loans	50.07%	6.61%	43.45%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Domestic offices (excluding loans booked at offshore markets)	1,120,418	706,982	413,435
Manufacturing	1,400	—	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	45,000	—	45,000
Communication and information services	—	—	—
Transport and postal activities	20,000	—	20,000
Wholesale and retail	—	—	—
Finance and insurance	736,940	677,029	59,911
Real estate	932	(657)	1,589
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	321	(29)	350
Other industries (including loans to the Japanese government)	315,822	30,639	285,183
Overseas offices and loans booked at offshore markets	—	—	—

Total	1,120,418	706,982	413,435

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Total domestic consumer loans	3,482	(724)	4,207
Housing loans	3,481	(722)	4,204
Residential purpose	3,460	(592)	4,052
Other	0	(1)	2
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Outstanding amount	265,343	7,989	257,354
% to total domestic loans	23.68%	(38.56)%	62.24%

Mitsubishi UFJ Financial Group, Inc.

10. Overseas Loans

BK Consolidated excl. MUAH, KS, BDI

	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Americas	9,208,328	1,362,710	7,845,617
United States of America	7,357,205	1,270,322	6,086,883
Canada	761,719	22,909	738,809
Brazil	440,095	44,398	395,697
Mexico	299,366	(17,967)	317,334
Others	349,941	43,048	306,893
Asia/Oceania	11,279,844	1,038,499	10,241,345
Hong Kong	2,109,534	10,525	2,099,009
China	1,887,865	398,661	1,489,203
Singapore	1,674,493	239,124	1,435,368
Australia	1,281,274	20,650	1,260,623
India	787,206	106,639	680,567
Taiwan	748,815	122,831	625,984
Indonesia	735,081	37,291	697,789
Malaysia	632,112	22,896	609,215
New Zealand	358,858	40,381	318,477
Korea	346,412	(15,179)	361,592
Viet Nam	301,625	48,211	253,414
Others	416,564	6,465	410,098
EMEA	7,646,693	352,594	7,294,099
United Kingdom	2,085,310	75,790	2,009,520
Netherlands	813,643	54,454	759,189
Germany	587,392	85,277	502,115
Saudi Arabia	422,776	(103,568)	526,345
Luxembourg	408,904	242,274	166,630
France	389,076	17,635	371,440
Switzerland	287,690	52,607	235,082
Ireland	265,035	(40,316)	305,351
Turkey	194,303	27,200	167,103
United Arab Emirates	170,518	(75,490)	246,009
Italy	161,403	(12,136)	173,539
Belgium	159,175	(18,963)	178,139
Russia	157,063	3,415	153,648
Qatar	136,666	(166,539)	303,206
Spain	89,994	(13,393)	103,387
Oman	88,155	(4,125)	92,281
Kuwait	77,871	34,903	42,967
Others	1,151,709	193,569	958,139

Total	28,134,866	2,753,804	25,381,062

Note:	MUAH, KS and BDI have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
MUAH	9,102,626	741,183	8,361,443
KS	4,915,963	245,785	4,670,177
BDI	918,722	33,545	885,176

Mitsubishi UFJ Financial Group, Inc.

11. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Deposits (ending balance)	194,249,280	1,136,135	193,113,145
Deposits (average balance)	195,540,350	9,711,295	185,829,055
Loans (ending balance)	93,157,141	1,420,297	91,736,843
Loans (average balance)	91,880,995	(3,527,992)	95,408,988

BK Non-consolidated
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Deposits (ending balance)	183,356,877	1,116,947	182,239,930
Deposits (average balance)	184,598,552	9,908,326	174,690,226
Loans (ending balance)	90,421,234	1,974,198	88,447,036
Loans (average balance)	89,038,475	(2,658,744)	91,697,219

TB Non-consolidated
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Deposits (ending balance)	10,892,403	19,187	10,873,215
Deposits (average balance)	10,941,798	(197,030)	11,138,829
Loans (ending balance)	2,735,906	(553,900)	3,289,807
Loans (average balance)	2,842,520	(869,248)	3,711,769

Mitsubishi UFJ Financial Group, Inc.

12. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Individuals	88,268,890	3,420,304	84,848,585
Corporations and others	80,013,348	(954,682)	80,968,030
Domestic deposits	168,282,238	2,465,622	165,816,616

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Individuals	82,053,180	3,775,657	78,277,523
Corporations and others	76,881,238	(1,122,148)	78,003,387
Domestic deposits	158,934,418	2,653,508	156,280,910

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated
	(in millions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Individuals	6,215,710	(355,352)	6,571,062
Corporations and others	3,132,109	167,466	2,964,643
Domestic deposits	9,347,819	(187,886)	9,535,706

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

13. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Deferred tax assets	691.1	178.0	513.1
Allowance for credit losses	251.8	52.2	199.5
Write-down on investment securities	380.5	(0.7)	381.2
Unrealized losses on Available-for-sale securities	24.1	20.3	3.7
Reserve for retirement benefits	86.4	(5.8)	92.3
Reserve for contingent losses	26.8	6.7	20.0
Depreciation and Impairment losses	79.5	35.0	44.5
Devaluation on land upon merger	23.0	(2.0)	25.1
Net deferred losses on hedging instruments	58.5	58.5	—
Other	165.5	3.2	162.3
Valuation allowance	(405.3)	10.4	(415.8)
Deferred tax liabilities	653.9	(314.4)	968.4
Unrealized gains on Available-for-sale securities	488.1	(256.7)	744.8
Net deferred gains on hedging instruments	—	(73.6)	73.6
Revaluation gains on securities upon merger	49.3	(3.2)	52.5
Gains on securities contributed to employees’ retirement benefits trust	45.2	(0.2)	45.4
Other	71.2	19.4	51.8
Net deferred tax assets	37.2	492.4	(455.2)

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2016	FY2017	FY2018	FY2019	FY2020	FY2021
Net operating profits before provision for general allowance for credit losses	666.9	554.3	388.4	395.2	388.0	374.4
Total credit costs	(25.4)	56.0	128.5	11.8	(223.3)	(234.0)
Income before income taxes	632.2	580.0	767.2	(535.9)	205.5	286.1
Reconciliation to taxable income	(86.2)	(156.0)	(500.2)	844.6	98.5	353.6
Taxable income	546.0	424.0	267.0	308.7	304.1	639.8

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No. 26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Deferred tax assets	57.5	(9.4)	67.0
Gains on securities related to employees’ retirement benefits trust	34.5	1.7	32.8
Depreciation and Impairment losses	10.3	1.2	9.1
Write-down on investment securities	9.2	(0.0)	9.2
Reserve for contingent losses	4.2	(0.2)	4.5
Net deferred losses on hedging instruments	—	(19.4)	19.4
Other	25.7	5.5	20.1
Valuation allowance	(26.5)	1.8	(28.3)
Deferred tax liabilities	258.3	(82.6)	340.9
Unrealized gains on Available-for-sale securities	136.2	(111.8)	248.0
Reserve for retirement benefits	91.9	9.1	82.8
Net deferred gains on hedging instruments	18.5	18.5	—
Other	11.5	1.4	10.1
Net deferred tax assets	(200.8)	73.1	(273.9)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2016	FY2017	FY2018	FY2019	FY2020	FY2021
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	181.4	162.1	144.5	142.3	132.3	176.4
Total credit costs	(22.5)	23.4	1.3	0.8	0.0	0.1
Income before income taxes	156.3	249.7	127.9	148.6	129.4	210.6
Reconciliation to taxable income	1.8	(69.5)	(79.2)	(39.3)	(26.5)	(39.4)
Taxable income	158.1	180.2	48.7	109.3	102.9	171.1

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

14. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Projected benefit obligation (reserve type)	(A)	2,282,135	(30,337)	2,312,473
Projected benefit obligation (non-reserve type)	(B)	83,206	(2,801)	86,007
Fair value of plan assets	(C)	3,653,594	133,450	3,520,144
Net amount recorded on the Consolidated Balance Sheet	(A) + (B) - (C)	(1,288,252)	(166,589)	(1,121,662)
Net defined benefit liability		86,355	(2,559)	88,914
Net defined benefit asset		(1,374,607)	(164,030)	(1,210,577)

(2) Net periodic cost of retirement benefits

		(in millions of yen)
		For the fiscal year ended March 31, 2022 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2021 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans		(41,466)	(64,290)	22,824
Service cost		62,090	798	61,292
Interest cost		24,540	(1,446)	25,986
Expected return on plan assets		(120,479)	(16,173)	(104,306)
Amortization of unrecognized prior service cost		(2,722)	2,200	(4,922)
Amortization of unrecognized net actuarial loss		(20,864)	(49,601)	28,736
Other		16,006	(30)	16,037

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2022
Discount rates	Domestic consolidated subsidiaries	0.07%~0.93%
	Overseas consolidated subsidiaries	0.52%~9.04%
Expected return	Domestic consolidated subsidiaries	1.50%~3.80%
	Overseas consolidated subsidiaries	0.90%~9.04%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Projected benefit obligation	(A)	1,345,885	(56,479)	1,402,365
Discount rates		(0.7% ~ 0.9%)		(0.5% ~ 0.7%)
Fair value of plan assets	(B)	2,105,376	9,496	2,095,880
Prepaid pension cost	(C)	469,438	78,011	391,426
Reserve for retirement benefits	(D)	7,091	650	6,440
Total amount unrecognized	(A) - (B) + (C) - (D)	(297,145)	11,384	(308,530)
Unrecognized net actuarial loss		(296,945)	11,314	(308,260)
Unrecognized prior service cost		(199)	69	(269)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2022 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2021 (B)
Net periodic cost of retirement benefits		(30,458)	(51,292)	20,834
Service cost		31,062	(2,202)	33,264
Interest cost		11,300	705	10,594
Expected return on plan assets		(55,056)	(8,592)	(46,464)
Amortization of unrecognized prior service cost		(162)	2,568	(2,730)
Amortization of unrecognized net actuarial loss		(36,273)	(43,446)	7,173
Other		18,670	(326)	18,996

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2022 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2021 (B)
Projected benefit obligation	(A)	320,338	(9,432)	329,770
Discount rates		(0.6% ~ 0.9%)		(0.5% ~ 0.7%)
Fair value of plan assets	(B)	752,369	24,428	727,941
Prepaid pension cost	(C)	419,442	29,530	389,911
Reserve for retirement benefits	(D)	33	(295)	328
Total amount unrecognized	(A) - (B) + (C) - (D)	(12,622)	(4,034)	(8,587)
Unrecognized net actuarial loss		(14,181)	(3,810)	(10,370)
Unrecognized prior service cost		1,558	(223)	1,782
(2) Net periodic cost
		(in millions of yen)
		For the fiscal year ended March 31, 2022 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2021 (B)
Net periodic cost of retirement benefits		(19,524)	(13,290)	(6,233)
Service cost		6,161	(531)	6,693
Interest cost		2,162	270	1,891
Expected return on plan assets		(27,657)	(3,014)	(24,642)
Amortization of unrecognized prior service cost		223	(1)	225
Amortization of unrecognized net actuarial loss		(1,062)	(10,253)	9,191
Other		647	239	407

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2021	As of March 31, 2022
Assets:
Cash and due from banks	84,701,063	87,398,956
Call loans	468,999	1,011,623
Receivables under resale agreements	308,462	732,237
Monetary claims bought	3,258,939	3,765,016
Trading assets	4,895,816	4,935,769
Money held in trust	37,765	52,379
Securities	61,787,561	61,212,185
Loans and bills discounted	88,447,036	90,421,234
Foreign exchanges	1,579,671	1,813,205
Other assets	6,799,416	7,527,866
Tangible fixed assets	775,742	719,349
Intangible fixed assets	465,275	365,782
Prepaid pension costs	391,426	469,438
Deferred tax assets	—	37,243
Customers’ liabilities for acceptances and guarantees	6,523,464	7,826,011
Allowance for credit losses	(465,391)	(650,033)

Total assets	259,975,251	267,638,266

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2021	As of March 31, 2022
Liabilities:
Deposits	182,239,930	183,356,877
Negotiable certificates of deposit	6,067,653	7,575,964
Call money	182,220	287,401
Payables under repurchase agreements	6,058,839	9,752,120
Commercial papers	880,919	1,321,859
Trading liabilities	2,700,766	2,645,871
Borrowed money	36,071,586	36,532,121
Foreign exchanges	2,772,317	2,577,305
Bonds payable	1,617,008	1,355,232
Other liabilities	4,302,420	5,296,077
Reserve for bonuses	29,303	30,459
Reserve for bonuses to directors	155	153
Reserve for stocks payment	4,788	3,749
Reserve for retirement benefits	6,440	7,091
Reserve for loyalty award credits	1,246	1,166
Reserve for contingent losses	65,586	87,530
Deferred tax liabilities	455,256	—
Deferred tax liabilities for land revaluation	97,744	90,620
Acceptances and guarantees	6,523,464	7,826,011

Total liabilities	250,077,648	258,747,613

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,782,616	2,616,656
Revenue reserve	190,044	190,044
Other retained earnings	2,592,572	2,426,611
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	1,871,943	1,705,982
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	7,727,150	7,561,189

Net unrealized gains (losses) on available-for-sale securities	1,812,832	1,280,620
Net deferred gains (losses) on hedging instruments	167,610	(130,402)
Land revaluation excess	190,008	179,246

Total valuation and translation adjustments	2,170,452	1,329,464

Total net assets	9,897,602	8,890,653

Total liabilities and net assets	259,975,251	267,638,266

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Ordinary income	2,635,402	2,557,193
Interest income	1,298,091	1,312,883
Interest on loans and bills discounted	901,983	812,651
Interest and dividends on securities	275,239	330,888
Fees and commissions	555,789	583,518
Trading income	108,449	51,887
Other operating income	500,926	257,799
Other ordinary income	172,144	351,104
Ordinary expenses	2,433,154	2,150,136
Interest expenses	451,561	327,917
Interest on deposits	133,534	80,546
Fees and commissions	163,235	154,336
Trading expenses	—	2,641
Other operating expenses	297,367	211,463
General and administrative expenses	1,183,634	1,124,878
Other ordinary expenses	337,356	328,899

Ordinary profits	202,247	407,057

Extraordinary gains	31,089	24,639
Extraordinary losses	27,753	145,497

Income before income taxes	205,583	286,198

Income taxes - current	101,551	190,928
Income taxes - deferred	(40,447)	(93,074)

Total taxes	61,103	97,854

Net income	144,479	188,344

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2021	As of March 31, 2022
Assets:
Cash and due from banks	12,637,769	13,249,884
Call loans	407,532	447,474
Receivables under resale agreements	14,182	93,704
Receivables under securities borrowing transactions	204,836	253,065
Monetary claims bought	48,438	69,335
Trading assets	59,308	70,093
Money held in trust	138,078	160,333
Securities	13,083,825	15,295,690
Loans and bills discounted	3,289,807	2,735,906
Foreign exchanges	119,636	201,309
Other assets	1,293,319	2,166,137
Tangible fixed assets	128,832	126,011
Intangible fixed assets	83,552	86,486
Prepaid pension costs	389,911	419,442
Customers’ liabilities for acceptances and guarantees	26,371	15,756
Allowance for credit losses	(1,457)	(998)

Total assets	31,923,946	35,389,633

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2021	As of March 31, 2022
Liabilities:
Deposits	10,873,215	10,892,403
Negotiable certificates of deposit	1,894,446	2,999,695
Call money	6,738	509,212
Payables under repurchase agreements	4,978,918	6,068,561
Payables under securities lending transactions	—	2,415
Commercial papers	816,071	706,848
Trading liabilities	58,858	124,191
Borrowed money	2,031,265	2,903,628
Foreign exchanges	70,007	366,916
Short-term bonds payable	—	289,999
Bonds payable	216,910	110,000
Due to trust accounts	7,661,089	6,875,205
Other liabilities	757,038	1,130,301
Reserve for bonuses	4,813	5,004
Reserve for bonuses to directors	103	93
Reserve for stocks payment	3,284	2,677
Reserve for retirement benefits	328	33
Reserve for contingent losses	14,781	13,944
Deferred tax liabilities	273,957	200,818
Deferred tax liabilities for land revaluation	3,833	3,794
Acceptances and guarantees	26,371	15,756

Total liabilities	29,692,033	33,221,500

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,210,765	1,315,188
Revenue reserve	73,714	73,714
Other retained earnings	1,137,051	1,241,474
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	997,846	1,102,269
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,691,015	1,795,438

Net unrealized gains (losses) on available-for-sale securities	585,976	330,727
Net deferred gains (losses) on hedging instruments	(44,067)	42,138
Land revaluation excess	(1,010)	(171)

Total valuation and translation adjustments	540,897	372,694

Total net assets	2,231,913	2,168,132

Total liabilities and net assets	31,923,946	35,389,633

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Ordinary income	568,370	607,961
Trust fees	113,809	116,631
Interest income	193,491	208,923
Interest on loans and bills discounted	21,061	18,382
Interest and dividends on securities	154,896	179,844
Fees and commissions	149,954	160,097
Trading income	393	80
Other operating income	50,486	59,991
Other ordinary income	60,234	62,237
Ordinary expenses	435,335	392,349
Interest expenses	63,810	36,268
Interest on deposits	5,913	3,626
Fees and commissions	49,976	49,285
Trading expenses	1,583	24,899
Other operating expenses	61,199	69,052
General and administrative expenses	209,275	189,761
Other ordinary expenses	49,488	23,082

Ordinary profits	133,035	215,611

Extraordinary gains	1,593	2,030
Extraordinary losses	5,172	7,035

Income before income taxes	129,456	210,606

Income taxes - current	29,773	50,141
Income taxes - deferred	3,279	580

Total taxes	33,052	50,721

Net income	96,403	159,884

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2021	As of March 31, 2022
Assets:
Loans and bills discounted	413,435	1,120,418
Securities	59,314,971	67,663,477
Beneficiary rights to the trust	93,565,184	108,857,810
Securities held in custody accounts	3,636,243	3,230,600
Monetary claims	32,652,514	40,409,077
Tangible fixed assets	17,354,800	19,066,909
Intangible fixed assets	135,444	147,570
Other claims	3,154,313	2,520,092
Call loans	1,244,794	1,292,609
Due from banking account	10,043,198	11,862,710
Cash and due from banks	5,567,619	5,124,019

Total	227,082,519	261,295,295

Liabilities:
Money trusts	28,470,351	29,852,422
Pension trusts	12,004,133	12,339,538
Property formation benefit trusts	6,736	6,532
Investment trusts	98,512,832	112,937,424
Money entrusted other than money trusts	5,006,270	5,820,407
Securities trusts	5,949,600	5,795,848
Monetary claim trusts	30,677,531	36,599,637
Equipment trusts	156,727	138,279
Land and fixtures trusts	18,856	18,522
Composite trusts	46,279,479	57,786,682

Total	227,082,519	261,295,295

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 502,487 millions of yen as of March 31, 2021 and 485,019 millions of yen as of March 31, 2022.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2021	As of March 31, 2022
Assets:
Loans and bills discounted	6,051	4,730
Securities	—	—
Other	7,821,717	7,059,590

Total	7,827,769	7,064,320

Liabilities:
Principal	7,827,463	7,064,123
Allowance for bad debts	18	14
Other	287	182

Total	7,827,769	7,064,320

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2021	As of March 31, 2022
Total funds	53,248,882	56,090,592

Deposits	10,873,215	10,892,403
Negotiable certificates of deposit	1,894,446	2,999,695
Money trusts	28,470,351	29,852,422
Pension trusts	12,004,133	12,339,538
Property formation benefit trusts	6,736	6,532

Loans and bills discounted	3,703,242	3,856,324

Banking account	3,289,807	2,735,906
Trust account	413,435	1,120,418

Investment securities	72,398,797	82,959,167

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.